NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 22, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 6.900% Global Notes due 2049 of PETROBRAS GLOBAL FINANCE B.V., guaranteed by PETRÓLEO BRASILEIRO S.A. – PETROBRAS under the Exchange Act of 1934.

Sincerely,

